                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
 (Amendment No. 1 to Schedule 13D filed with the Commission on January 8, 1998)


                            MCCLAIN INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  579487 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Robert J. Gordon, Esq.
                          Jaffe, Raitt, Heuer & Weiss
                            Professional Corporation
                                   Suite 2400
                              One Woodward Avenue
                            Detroit, Michigan  48226
                                 (313) 961-8380
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579487 10 9             13D                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     ROBERT J. GORDON, TRUSTEE
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         964,913

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        -0-

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         964,913

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     964,913*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of all such shares.

CUSIP NO. 579487 10 9                                          Page 3 OF 7 Pages

This Amendment No. 1 amends and restates in its entirety the 13D filed with the Commission on January 8, 1998, by Robert J. Gordon, Trustee (the "Reporting Person") to update the holdings of the Trusts (as defined below).

1.       SECURITY AND ISSUER.

         This Statement relates to the common stock, no par value (the "Common Stock") of McClain Industries, Inc. (the "Issuer"), whose principal executive offices are 6200 Elmridge Road, Sterling Heights, Michigan 48310.


2.       IDENTITY AND BACKGROUND.

         This Statement is filed by the Reporting Person for the following 19 trusts (collectively, the "Trusts"): Lisa L. McClain Pfeil Irrevocable Trust f/b/o Lisa L. Pfeil u/t/a 10/19/94, Kenneth D. McClain Irrevocable Trust f/b/o Cheryl L. Adamczyk u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Kelly L. Adamczyk u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Michael S. McManus u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Terrence A. McManus u/t/a 12/22/94, Robert W. McClain Irrevocable Trust f/b/o Mitchell D. McClain u/t/a 12/28/94, Robert M. McClain Irrevocable Trust f/b/o Robert M. McClain u/t/a 8/4/95, Mark E. McClain Irrevocable Trust f/b/o Mark E. McClain u/t/a 11/16/95, Robert W. McClain Irrevocable Trust f/b/o Robert M. McClain u/t/a 12/8/95, Robert W. McClain Irrevocable Trust f/b/o Mark E. McClain u/t/a 12/8/95, Robert W. McClain Irrevocable Trust f/b/o Michael K. McClain u/t/a 12/8/95, Kenneth D. McClain Irrevocable Trust f/b/o Lisa L. Pfeil u/t/a 12/9/96, Kenneth D. McClain Irrevocable Trust f/b/o Theresa M. Tuttle u/t/a 12/19/96, Kenneth D. McClain Irrevocable Trust f/b/o Paxton R. Pfeil u/t/a 6/2/97, Robert W. McClain Irrevocable Trust f/b/o Briana N. McClain u/t/a 12/1/97, Robert W. McClain Irrevocable Trust f/b/o Riley J. McClain u/t/a 12/19/97, Robert W. McClain Irrevocable Trust f/b/o Delaney E. McClain u/t/a 3/6/98, Kenneth D. McClain Irrevocable Trust f/b/o Joelle L. Pfeil u/t/a 2/19/99 and Robert W. McClain Irrevocable Trust f/b/o Kaden M. McClain u/t/a 11/9/00. Mr. Gordon is an attorney with Jaffe, Raitt, Heuer & Weiss, Professional Corporation, whose address is One Woodward Avenue, Suite 2400, Detroit, Michigan 48226, which is also Mr. Gordon's business address. Mr. Gordon has not been involved in any proceedings during the past five (5) years relating to any federal or state securities laws. Mr. Gordon is a citizen of the United States of America.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All securities held in the name of any of the Trusts were gifted to such trust by its grantor or others.

4.       PURPOSE OF TRANSACTION.

         The Trusts were created to gift securities of the Issuer to various family members. Mr. Gordon has no plans other than to hold such securities pursuant to the terms of the Trusts for their respective beneficiaries.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) 964,913 shares, or 21.34%, of the outstanding common stock of the Issuer, as to which the Reporting Person disclaims beneficial ownership.

         (b) The Reporting Person, as trustee of the respective Trusts, has sole power to vote and dispose of all of the shares referenced in clause (a) to benefit the respective beneficiaries.

CUSIP NO. 579487 10 9                                          Page 4 OF 7 Pages

         (c) The following table reflects the name of the Trust Grantor, the name of the Trust Beneficiary, the number of shares, and the date of transfer of securities of the Issuer to the Trusts. All such transfers were gifts from the Grantor or another family member to the respective Trusts.

GRANTOR                         BENEFICIARY                         NO. OF SHARES                DATE OF GIFT
-------                         -----------                         -------------                ------------
Lisa L. Pfeil                   Lisa L. Pfeil                         228,24                       10/25/94
Kenneth D. McClain              Cheryl L. Adamczyk                    1,000                        12/30/94
Kenneth D. McClain              Kelly L. Adamczyk                     1,000                        12/30/94
Kenneth D. McClain              Michael S. McManus                    1,000                        12/30/94
Kenneth D. McClain              Terrence A. McManus                   1,000                        12/30/94
Robert W. McClain               Mitchell D. McClain                   949                          12/30/94
Kenneth D. McClain              Cheryl L. Adamczyk                    333                           3/30/95
Kenneth D. McClain              Kelly L. Adamczyk                     333                           3/30/95
Kenneth D. McClain              Michael S. McManus                    333                           3/30/95
Kenneth D. McClain              Terrence A. McManus                   333                           3/30/95
Robert W. McClain               Mitchell D. McClain                   316                           3/30/95
Lisa L. Pfeil                   Lisa L. Pfeil                         76,274                        3/31/95
Robert M. McClain               Robert M. McClain                     179,814                       8/4/95
Mark E. McClain                 Mark E. McClain                       179,814                      11/16/95
Kenneth D. McClain              Cheryl L. Adamczyk                    500                           12/8/95
Kenneth D. McClain              Kelly L. Adamczyk                     500                           12/8/95
Kenneth D. McClain              Michael S. McManus                    500                           12/8/95
Kenneth D. McClain              Terrence A. McManus                   500                           12/8/95
Robert W. McClain               Mitchell D. McClain                   4,705                         12/8/95
Robert W. McClain               Robert M. McClain                     4,705                         12/8/95
Robert W. McClain               Mark E. McClain                       4,705                         12/8/95
Robert W. McClain               Michael K. McClain                    4,705                         12/8/95
Kenneth D. McClain              Cheryl L. Adamczyk                    500                          12/15/95
Kenneth D. McClain              Kelly L. Adamczyk                     500                          12/15/95
Kenneth D. McClain              Michael S. McManus                    500                          12/15/95
Kenneth D. McClain              Terrence A. McManus                   500                          12/15/95
Robert W. McClain               Robert M. McClain                     4,800                         1/16/96
Robert W. McClain               Mark E. McClain                       4,800                         1/16/96
Robert W. McClain               Michael K. McClain                    4,800                         1/19/96
Robert W. McClain               Mitchell D. McClain                   4,800                         1/19/96
Kenneth D. McClain              Lisa L. Pfeil                         3,400                         12/9/96
Kenneth D. McClain              Theresa M. Tuttle                     1,000                         12/9/96
Kenneth D. McClain              Cheryl L. Adamczyk                    1,000                         12/9/96
Kenneth D. McClain              Kelly L. Adamczyk                     1,000                         12/9/96
Kenneth D. McClain              Michael S. McManus                    1,000                         12/9/96

CUSIP NO. 579487 10 9                                          Page 5 OF 7 Pages

GRANTOR                         BENEFICIARY                         NO. OF SHARES                DATE OF GIFT
-------                         -----------                         -------------                ------------
Kenneth D. McClain              Terrence A. McManus                   1,000                         12/9/96
Robert W. McClain               Robert M. McClain                     3,500                         1/2/97
Robert W. McClain               Mark E. McClain                       3,500                         1/2/97
Robert W. McClain               Michael K. McClain                    3,500                         1/2/97
Robert W. McClain               Mitchell D. McClain                   3,500                         1/2/97
Kenneth D. McClain              Paxton McClain                        25,000                        6/2/97
Kenneth D. McClain              Lisa L. Pfeil                         2,000                        12/19/97
Kenneth D. McClain              Theresa M. Tuttle                     1,000                        12/19/97
Kenneth D. McClain              Cheryl L. Adamczyk                    1,000                        12/19/97
Kenneth D. McClain              Kelly L. Adamczyk                     1,000                        12/19/97
Kenneth D. McClain              Michael S. McManus                    1,000                        12/19/97
Kenneth D. McClain              Terrence A. McManus                   1,000                        12/19/97
Robert W. McClain               Briana N. McClain                     4,000                        12/19/97
Robert W. McClain               Riley J. McClain                      4,000                        12/19/97
Robert W. McClain               Mitchell D. McClain                   1,000                         1/2/98
Robert W. McClain               Robert M. McClain                     4,500                         1/2/98
Robert W. McClain               Mark E. McClain                       4,500                         1/2/98
Robert W. McClain               Michael K. McClain                    4,500                         1/2/98
Kenneth D. McClain              Paxton McClain                        5,000                         1/13/98
Robert W. McClain               Briana N. McClain                     4,100                         3/26/98
Robert W. McClain               Riley J. McClain                      4,100                         3/26/98
Robert W. McClain               Delaney E. McClain                    4,100                         3/26/98
Kenneth D. McClain              Cheryl L. Adamczyk                    1,000                        12/16/98
Kenneth D. McClain              Lisa L. Pfeil                         3,636                        12/15/98
Kenneth D. McClain              Theresa M. Tuttle                     909                          12/15/98
Kenneth D. McClain              Kelly L. Adamczyk                     1,000                        12/16/98
Kenneth D. McClain              Michael S. McManus                    1,000                        12/16/98
Kenneth D. McClain              Terrance A. McManus                   1,000                        12/16/98
Kenneth D. McClain              Joelle L. Pfeil                       3,760                         4/14/99
Robert W. McClain               Mitchell D. McClain                   1,000                         4/14/99
Robert W. McClain               Robert M. McClain                     4,300                         4/14/99
Robert W. McClain               Mark E. McClain                       4,300                         4/14/99
Robert W. McClain               Michael K. McClain                    4,300                         4/14/99
Robert W. McClain               Briana N. McClain                     4,300                         4/14/99
Robert W. McClain               Riley J. McClain                      4,300                         4/14/99
Robert W. McClain               Delaney E. McClain                    4,300                         4/14/99
Kenneth D. McClain              Cheryl L. Adamczyk                    500                          12/14/99
Kenneth D. McClain              Kelly L. Adamczyk                     500                          12/14/99
Kenneth D. McClain              Michael S. McManus                    500                          12/14/99
Kenneth D. McClain              Terrance A. McManus                   500                          12/14/99
Kenneth D. McClain              Lisa L. Pfeil                         4,125                         1/11/00
Kenneth D. McClain              Paxton McClain                        4,125                         1/11/00
Kenneth D. McClain              Joelle L. Pfeil                       4,125                         1/11/00
Kenneth D. McClain              Theresa M. Tuttle                     2,060                         1/11/00
Kenneth D. McClain              Cheryl L. Adamczyk                    1,500                         1/11/00
Kenneth D. McClain              Kelly L. Adamczyk                     1,500                         1/11/00
Kenneth D. McClain              Michael S. McManus                    1,500                         1/11/00
Kenneth D. McClain              Terrance A. McManus                   1,500                         1/11/00
Robert W. McClain               Mitchell D. McClain                   1,000                         1/11/00
Robert W. McClain               Robert M. McClain                     4,125                         1/11/00
Robert W. McClain               Mark E. McClain                       4,125                         1/11/00
Robert W. McClain               Michael K. McClain                    4,125                         1/11/00
Robert W. McClain               Briana N. McClain                     4,125                         1/11/00
Robert W. McClain               Riley J. McClain                      4,125                         1/11/00
Robert W. McClain               Delaney E. McClain                    4,125                         1/11/00
Robert W. McClain               Kaden M. McClain                      4,400                         11/9/00
Robert W. McClain               Mitchell D. McClain                   2,730                        12/18/01
Robert W. McClain               Robert M. McClain                     12,000                       12/18/01
Robert W. McClain               Mark E. McClain                       12,000                       12/18/01
Robert W. McClain               Michael K. McClain                    12,000                       12/18/01
Robert W. McClain               Briana N. McClain                     3,475                        12/18/01
Robert W. McClain               Riley J. McClain                      3,475                        12/18/01
Robert W. McClain               Delaney E. McClain                    7,475                        12/18/01

CUSIP NO. 579487 10 9                                          Page 6 OF 7 Pages

GRANTOR                         BENEFICIARY                         NO. OF SHARES                DATE OF GIFT
-------                         -----------                         -------------                ------------
Robert W. McClain               Kaden M. McClain                      12,525                       12/18/01

         (d)      Not applicable.

         (e)      Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         There are no contracts, arrangements, understandings or relationships, (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Robert J. Gordon
                                         --------------------------------------
                                                Robert J. Gordon


DATED: February 1, 2002